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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                   Avaya Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   053499 10 9
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                                 (CUSIP Number)
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                                Scott A. Arenare
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                              Andrew R. Brownstein
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


                                October 23, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_].

                                Page 1 of 8 Pages

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



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CUSIP No. 053499 10 9             Schedule 13D/A                     Page 2 of 8




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     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             Warburg, Pincus Equity Partners, L.P.
                             I.R.S. IDENTIFICATION NO.  13-3986317
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     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [X]
                                                                        (b)  [_]
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     3              SEC USE ONLY                                             [_]
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     4              SOURCE OF FUNDS
                             WC
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     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
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     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             DELAWARE
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    NUMBER OF        7
                            SOLE VOTING POWER
      SHARES                         -0-
                    ------------------------------------------------------------
   BENEFICIALLY      8
                            SHARED VOTING POWER
     OWNED BY                        46,398,337*
                    ------------------------------------------------------------
      EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING                        -0-
                    ------------------------------------------------------------
   PERSON WITH       10
                            SHARED DISPOSITIVE POWER
                                     46,398,337*
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        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             46,398,337*
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        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [_]
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        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             10.7%*
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        14          TYPE OF REPORTING PERSON
                             PN
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* Assumes the full exercise of the Series A Warrants, Series B Warrants and
Series C Warrants in accordance with their terms.

CUSIP No. 053499 10 9             Schedule 13D/A                     Page 3 of 8

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     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             Warburg, Pincus & Co.
                             I.R.S. IDENTIFICATION NO.  13-6358475
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     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [X]
                                                                        (b)  [_]
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     3              SEC USE ONLY                                             [_]
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     4              SOURCE OF FUNDS
                             WC
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     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
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     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             NEW YORK
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     NUMBER OF       7
                            SOLE VOTING POWER
      SHARES                         -0-
                    ------------------------------------------------------------
   BENEFICIALLY      8
                            SHARED VOTING POWER
     OWNED BY                        49,098,769*
                    ------------------------------------------------------------
      EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING                        -0-
                    ------------------------------------------------------------
   PERSON WITH       10
                            SHARED DISPOSITIVE POWER
                                     49,098,769*
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     49,098,769*
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [_]
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        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             11.3%*
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             PN
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---------------------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP No. 053499 10 9             Schedule 13D/A                     Page 4 of 8
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     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             Warburg Pincus LLC
                             I.R.S. IDENTIFICATION NO.  13-3536050
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
     3              SEC USE ONLY                                             [_]
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     4              SOURCE OF FUNDS
                             WC
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     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
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     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             NEW YORK
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     NUMBER OF       7
                            SOLE VOTING POWER
      SHARES                         -0-
                    ------------------------------------------------------------
   BENEFICIALLY      8
                            SHARED VOTING POWER
     OWNED BY                        49,098,769*
                    ------------------------------------------------------------
      EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING                        -0-
                    ------------------------------------------------------------
   PERSON WITH       10
                            SHARED DISPOSITIVE POWER
                                     49,098,769*
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            49,098,769*
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            11.3%*
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                            OO
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---------------------------
* Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP No. 053499 10 9            Schedule 13D/A                      Page 5 of 8


                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D

                  Reference is made to the Statement on Schedule 13D filed on October 12, 2000 on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"), as amended by Amendment No. 1 thereto filed on March 12, 2002, by Amendment No. 2 thereto filed on March 21, 2002, by Amendment No. 3 thereto filed December 24, 2002, by the Schedule TO/A filed February 6, 2003 by the Investors (as defined below) and by Amendment No. 4 thereto filed on February 12, 2003 (as so amended, the "Schedule 13D"). This Amendment No. 5 to the Schedule 13D amends the Schedule 13D as follows.

                  All capitalized terms used without definition in this Amendment No. 5 to Schedule 13D shall have the meanings set forth in the
Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is replaced with the following:

(a) The Reporting Entities beneficially own shares of Common Stock by virtue of the Investors' ownership of an aggregate of 35,219,649 shares of Common Stock and of the Series A, Series B and Series C Warrants, which are immediately exercisable for an aggregate of 13,879,120 shares of Common Stock. As of October 23, 2003, WP and WP LLC each beneficially owned an aggregate of 49,098,769 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Also as of that date, WPEP beneficially owned 46,398,337 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Of the shares beneficially owned by WP and WP LLC, 2,700,432 shares represent the aggregate shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Common Stock that are beneficially owned by these entities.

        Assuming the full exercise of the Series A, Series B and Series C Warrants, as of October 23, 2003, the 49,098,769 shares of Common Stock beneficially owned by the Reporting Entities represented approximately 11.3% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants (based on 419,434,414 shares of Common Stock outstanding as of September 30, 2003 as set forth in a Current Report on Form 8-K filed by the Issuer on October 21, 2003).

        Assuming the full exercise of the Series A, Series B and Series C Warrants, as of October 23, 2003, the 46,398,337 shares of Common Stock beneficially owned by WPEP represented approximately 10.7% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants beneficially owned by WPEP.

CUSIP No. 053499 10 9            Schedule 13D/A                      Page 6 of 8


        Assuming the full exercise of the Series A, Series B and Series C Warrants, as of October 23, 2003, the 2,700,432 shares of Common Stock beneficially owned by WPNEPI, WPNEPII and WPNEPIII represented less than 1.0% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants beneficially owned by WPNEPI, WPNEPII and WPNEPIII.

(b) The Reporting Entities have beneficial ownership of 49,098,769 shares of Common Stock, of which WPEP has beneficial ownership of 46,398,337 shares of Common Stock and WPNEPI, WPNEPII and WPNEPIII have beneficial ownership of 2,700,432 shares of Common Stock. Of these 49,098,769 shares of Common Stock, 35,219,649 shares are represented by the shares of Common Stock and the balance of 13,879,120 are represented by shares of Common Stock purchasable upon full exercise of the Series A, Series B and Series C Warrants. WPEP, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with WP LLC and WP.

(c) On October 23, 2003, the Investors disposed of 25,000,000 shares of Common Stock for aggregate consideration of $322,250,000, or $12.89 per share of Common Stock, by means of a sale in compliance with the provisions of Rule 144 under the Securities Act. Except as described herein, during the last sixty days there were no transactions in shares of Common Stock effected by the Reporting Entities or, to the best of their knowledge, by any of the persons set forth on Schedule I to the
        Schedule 13D. This does not include Henry B. Schacht, who is on leave of absence from WP.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. This does not include Henry B. Schacht, who is on leave of absence from WP. This also does not include vested options to purchase 29,838 shares of Common Stock received by Jeffrey A. Harris, a partner in WP and Managing Director of WP LLC, in his capacity as a former Director of the Company, or 64,360 restricted shares of Common Stock received by Joseph P. Landy, a Managing General Partner of WP and a Managing General Member of WP LLC, in his capacity as a Director of the Company.

(e)     Not applicable.

CUSIP No. 053499 10 9            Schedule 13D/A                      Page 7 of 8


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2003


                           WARBURG PINCUS EQUITY PARTNERS, L.P.

                           By: Warburg, Pincus & Co.,
                               its General Partner

                               By: /s/ Scott A. Arenare
                                  ----------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner


                           WARBURG PINCUS & CO.

                               By: /s/ Scott A. Arenare
                                  ----------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner


                           WARBURG PINCUS LLC

                               By: /s/ Scott A. Arenare
                                  ----------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Member


                           WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I, C.V.

                           By: Warburg Pincus & Co.,
                               its General Partner

                               By: /s/ Scott A. Arenare
                                  ----------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner

CUSIP No. 053499 10 9            Schedule 13D/A                      Page 8 of 8


                           WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS II, C.V.

                           By: Warburg Pincus & Co.,
                               its General Partner

                               By: /s/ Scott A. Arenare
                                  ----------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title:    Partner


                           WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS III, C.V.

                           By: Warburg Pincus & Co.,
                               its General Partner

                               By: /s/ Scott A. Arenare
                                  ---------------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner